                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)

                             HARCOURT GENERAL, INC.
                             ----------------------
                                (Name of Issuer)

                          COMMON STOCK, $1.00 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                   369352 10 9
                                 --------------
                                 (CUSIP Number)

                                Richard A. Smith
                               27 Boylston Street
                       Chestnut Hill, Massachusetts 02467
                                  (617)278-5600
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  JUNE 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                         (Continued on following pages)
                              (Page 1 of 28 Pages)

CUSIP No. 369352 10 9                13D                      Page 2 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Richard A. Smith

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       3,714,923
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          7,951,553
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           39,600
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           11,626,876

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     11,666,476

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     18.0

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 3 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Nancy L. Marks

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       2,269,320
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          7,450,538
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           78,550
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           9,641,308

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       9,719,585

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     15.5

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 4 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Susan F. Smith

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       1,728,745
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          679,397
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           45,616
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           2,362,526

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       2,408,142

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     4.3

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 5 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Amy Smith Berylson

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       122,774
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          596,257
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           121,255
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           597,776

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       719,031

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.3

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 6 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Robert A. Smith

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       395,530
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          455,682
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           393,654
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           457,558

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       851,212

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.6

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 7 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Debra Smith Knez

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       15,205
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          273,633
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           12,256
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           276,582

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       288,838

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .5

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 8 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Jeffrey R. Lurie

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       77,223
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          0
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           10,653
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           66,570

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       77,223

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .1

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                      Page 9 of 28 Pages
---------------------                                         ------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Cathy J. Lurie

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       1,600
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          0
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           600
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           1,000

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       1,600

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     Less than .1%

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 10 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   John G. Berylson

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       320
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          996,048
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           320
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           996,048

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       996,368

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.8

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 11 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Dana A. Weiss

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          916,744
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           916,744

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       916,744

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.7

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 12 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Brian J. Knez

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       382,445
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          813,354
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           382,445
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           813,354

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     1,195,799

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     2.2

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 13 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Jennifer L. Berylson

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       22,190
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          0
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           22,190

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       22,190

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     Less than .1%

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 14 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Mark D. Balk

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                     0
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                        2,986,729
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                         0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                         2,986,729

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     2,986,729

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     5.3

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 15 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Darline M. Lewis

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          960,000
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           960,000

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       960,000

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.8

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   IN

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 16 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Smith Management Company

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          629,840
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           629,840

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       629,840

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     1.2

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   CO

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 369352 10 9                13D                     Page 17 of 28 Pages
---------------------                                        -------------------

--------- ----------------------------------------------------------------------
   1.     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Marian Realty Company

--------- ----------------------------------------------------------------------
                                                                        (a) [X]
   2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (b) [ ]
--------- ----------------------------------------------------------------------
   3.     SEC USE ONLY

--------- ----------------------------------------------------------------------
   4.     SOURCE OF FUNDS*
                   00

--------- ----------------------------------------------------------------------
   5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                   [ ]
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
   6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                   U.S.A.

--------- ----------------------------------------------------------------------
                        7.    SOLE VOTING POWER
                                       0
      NUMBER OF
                       ------ --------------------------------------------------
                        8.    SHARED VOTING POWER
       SHARES                          288,720
    BENEFICIALLY
      OWNED BY         ------ --------------------------------------------------
                        9.    SOLE DISPOSITIVE POWER
        EACH                           0
      REPORTING
       PERSON
                       ------ --------------------------------------------------
                        10.   SHARED DISPOSITIVE POWER
        WITH                           288,720

--------- ----------------------------------------------------------------------
  11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       288,720

--------- ----------------------------------------------------------------------
  12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                            [ ]
--------- ----------------------------------------------------------------------
  13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     .5

--------- ----------------------------------------------------------------------
  14.     TYPE OF REPORTING PERSON*
                   CO

--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                            --------------------
                                                             Page 18 of 28 Pages
                                                            --------------------


Item 1.           SECURITY AND ISSUER.

                  The class of equity securities to which this statement on
                  Schedule 13D (the "Statement") relates is the Common Stock, par value $1.00 per share (the "Common Stock"), of Harcourt General, Inc. (the "Company"), a Delaware corporation. The principal executive offices of the Company are located at 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

                  The individuals and corporations set forth in Item 2 of this Statement are the beneficial owners of certain shares of Class B Stock, $1.00 par value (the "Class B Stock"), of the Company some of which are subject to restrictions on transfer and disposition pursuant to the terms of the Smith-Lurie/Marks Family Stockholders' Agreement dated December 29, 1986, as amended from time to time (the "Stockholders' Agreement"), as well as certain shares of Common Stock, $1.00 par value, of the Company (the "Common Stock"). While Class B Stock is not an "equity security" within the meaning of Regulation 13d-l(d), shares of Class B Stock are convertible at any time, on a share-for-share basis, into Common Stock, and therefore beneficial owners of Class B Stock are deemed to be the beneficial owners of the Common Stock into which the Class B Stock is convertible.

                  This Statement amends and supplements the Statement on
                  Schedule 13D dated January 13, 1987, as amended prior hereto.


Item 2.           IDENTITY AND BACKGROUND.

                  This Amendment No. 5 to the Statement is filed by a group consisting of: Richard A. Smith and his wife, Susan F. Smith; Nancy L. Marks (the sister of Richard A. Smith); the children of Richard A. Smith and Susan F. Smith, namely Amy Smith Berylson, Robert A. Smith and Debra Smith Knez and their spouses, John G. Berylson, Dana A. Weiss and Brian J. Knez; one of the children of Amy Smith Berylson and John G. Berylson, Jennifer L. Berylson; two of the children of Nancy
                  L. Marks, namely Cathy J. Lurie and Jeffrey R. Lurie; Mark D. Balk and Darline M. Lewis, who are family attorneys and trustees of family trusts and foundations; and two family corporations, Smith Management Company and Marian Realty Company (collectively the "Smith Family Group").

                  Richard A. Smith's business address is c/o Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Mr. Smith is Chairman of the Board of Directors of the Company and of The Neiman Marcus Group, Inc. The address for Susan F. Smith, Nancy L. Marks, Amy Smith Berylson, John G. Berylson, Robert A. Smith, Dana A. Weiss, Debra Smith Knez, Brian J. Knez, Cathy J. Lurie and Jeffrey R. Lurie is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Robert A. Smith is President, Co-Chief Executive Officer and a director of the Company, and is

                                                            --------------------
                                                             Page 19 of 28 Pages
                                                            --------------------


                  Co-Chief Executive Officer and a director of The Neiman Marcus Group, Inc. Brian J. Knez is President, Co-Chief Executive Officer and a director of the Company and is Co-Chief Executive Officer and a director of The Neiman Marcus Group, Inc. Jeffrey R. Lurie is a director of Harcourt General, Inc. and is a business executive with Chestnut Hill Productions, Inc., a company involved in the production of motion pictures, and is the Chief Executive Officer of Philadelphia Eagles, Inc., a National Football League franchise. John G. Berylson is Senior Vice President and Chief Investment Officer of GC Companies, Inc. which operates a leading motion picture exhibition circuit in the United States operating under the name General Cinema Theatres, and also manages a pool of capital used for investments. Mark D. Balk and Darline M. Lewis are attorneys with the firm of Goulston & Storrs. Their address is c/o Goulston & Storrs, 400 Atlantic Avenue, Boston, Massachusetts 02110. Smith Management Company is a Delaware corporation whose principal assets are securities of the Company, GC Companies, Inc. and The Neiman Marcus Group, Inc. Its principal business and office address is c/o Richard A. Smith, Harcourt General, Inc., 27 Boylston Street, Chestnut Hill, Massachusetts 02467. Marian Realty Company is a Massachusetts corporation whose principal assets are securities of the Company, GC Companies, Inc. and The Neiman Marcus Group, Inc. Its principal business and office address is c/o Richard A. Smith, 27 Boylston Street, Chestnut Hill, Massachusetts 02467.

                  During the five years prior to the date hereof, none of the individuals or corporations listed above have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor were any of them a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  All of the individuals listed above are citizens of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Not applicable.

Item 4.           PURPOSE OF THE TRANSACTION.

                  On June 19, 2000, the Company issued a press release announcing the retention of financial advisors to explore strategic alternatives for the Company, including the possible sale of the Company.

                  The Reporting Entities note the Company's efforts as reflected in the June 19, 2000 press release and currently have no plans or proposals which would result in frustrating or impeding the Company's actions in connection with the exploration of strategic alternatives. This Amendment No. 5 is being filed to reflect the Reporting Entities' support of the Company's exploration of strategic alternatives.

                                                            --------------------
                                                             Page 20 of 28 Pages
                                                            --------------------

                  However, the Reporting Entities make no commitment at this time as to whether they will support any particular strategic alternative that may be proposed by the Company.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                           (a) The aggregate number and percentage of Common
                  Stock and Class B Stock owned by the Smith Family Group and each member thereof is set forth in the attached Table 5(a). The percentages have been calculated using the following number of shares outstanding as of June 19, 2000: 53,144,388 shares of Common Stock and 19,970,753 shares of Class B Stock.

                           Pursuant to Rule 13d-5, the Smith Family Group is
                  deemed to have beneficial ownership, for purposes of Section 13(d), of all equity securities of the Company beneficially owned by any member of the Smith Family Group. Accordingly, while 18,987,125 shares of Class B Stock are subject to the terms of the Stockholders' Agreement, the total number of shares held by or for the benefit of the Smith Family Group and as to which the Smith Family Group is deemed to be the beneficial owner is 19,921,518 shares of Class B Stock and 816,797 shares of Common Stock.

                           (b) Table 5(b) attached hereto sets forth the
                  required information with respect to voting power and investment power.

                           (c) The following transactions have been effected
                  during the past 60 days:

                  1. Transfer by Amy Smith Berylson, on May 25, 2000, of 400,000 shares of Class B Stock to John G. Berylson and Mark D. Balk, as Trustees of the Amy Smith Berylson 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                  2. Transfer by Robert A. Smith, on May 25, 2000, of 310,000 shares of Class B Stock to Dana Weiss Smith and Mark D. Balk, as Trustees of the Robert A. Smith 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                  3. Transfer by Robert A. Smith and Mark D. Balk, as Trustees of the Robert A. Smith 1978 Insurance Trust, on May 25, 2000, of 90,000 shares of Class B Stock to Dana Weiss Smith and Mark
                  D. Balk, as Trustees of the Robert A. Smith 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                  4. Transfer by Debra Smith Knez, on May 25, 2000, of 170,000 shares of Class B Stock to Brian J. Knez and Mark D. Balk, as Trustees of the Debra Smith Knez 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                                                            --------------------
                                                             Page 21 of 28 Pages
                                                            --------------------

                  5. Transfer by Susan F. Smith and Mark D. Balk, as Trustees of the A-D-R Trust f/b/o Debra Smith Knez, on May 25, 2000, of 70,000 shares of Class B Stock to Brian J. Knez and Mark D. Balk, as Trustees of the Debra Smith Knez 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                  6. Transfer by Debra Smith Knez and Mark D. Balk, as Trustees of the Debra Smith Knez 1978 Insurance Trust, on May 25, 2000, of 160,000 shares of Class B Stock to Brian J. Knez and Mark
                  D. Balk, as Trustees of the Debra Smith Knez 2000 Grantor Retained Annuity Trust u/d/t dated as of May 18, 2000.

                  7. Transfer by Amy Smith Berylson, on June 15, 2000, of 465 shares of Class B Stock to John Berylson and Mark D. Balk, as Trustees of the Trust fbo Jennifer L. Berylson under J-J-E 1998 Trust u/d/t dtd. November 1, 1988.

                  8. Transfer by Amy Smith Berylson, on June 15, 2000, of 465 shares of Class B Stock to John Berylson and Mark D. Balk, as Trustees of the Trust fbo Elizabeth S. Berylson under J-J-E 1998 Trust u/d/t dtd. November 1, 1988.

                  9. Transfer by Amy Smith Berylson, on June 15, 2000, of 465 shares of Class B Stock to John Berylson and Mark D. Balk, as Trustees of the Trust fbo James T. Berylson under J-J-E 1998 Trust u/d/t dtd. November 1, 1988.

                  10. Transfer by Debra Smith Knez, on June 15, 2000, of 465 shares of Class B Stock to Brian J. Knez and Mark D. Balk, as Trustees of the Trust fbo Jessica M. Knez under Debra and Brian Knez 1988 Children's Trust u/d/t dtd. December 1, 1988.

                  11. Transfer by Debra Smith Knez, on June 15, 2000, of 465 shares of Class B Stock to Brian J. Knez and Mark D. Balk, as Trustees of the Trust fbo Andrew P. Knez under Debra and Brian Knez 1988 Children's Trust u/d/t dtd. December 1, 1988.

                  12. Transfer by Robert A. Smith, on June 15, 2000, of 465 shares of Class B Stock to Dana A. Weiss and Mark D. Balk, as Trustees of the Trust fbo Madeleine W. Smith under Robert Smith and Dana Weiss 1994 Children's Trust u/d/t dtd. December 1, 1994.

                  13. Transfer by Robert A. Smith, on June 15, 2000, of 465 shares of Class B Stock to Dana A. Weiss and Mark D. Balk, as Trustees of the Trust fbo Ryan A. Smith under Robert Smith and Dana Weiss 1994 Children's Trust u/d/t dtd. December 1, 1994.


                           (d)      Not applicable.

                           (e)      Not applicable.

                                                            --------------------
                                                             Page 22 of 28 Pages
                                                            --------------------

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  Except for (a) the Stockholders' Agreement, (b) various Smith family trusts and foundations which own securities of the Company and which have been included in the beneficial ownership figures under Item 5, (c) attorney-client relationships between Smith family attorneys Mark D. Balk and Darline M. Lewis and members of the Smith family, (d) a pledge of Class B Stock by Nancy L. Marks individually, as collateral for certain obligations of Jeffrey R. Lurie and entities controlled by him to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, and (e) a pledge of Class B Stock by Nancy L. Marks and Richard A. Smith, as Trustees under the Trust under the will of Philip Smith f/b/o Nancy L. Marks as collateral for its obligations as co-borrower with an entity controlled by Jeffrey R. Lurie to The First National Bank of Boston as agent for itself and certain other lenders pursuant to a loan agreement dated as of May 13, 1994, as amended, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Smith Family Group or between members of the Smith Family Group and any other person with respect to securities of the Company.

                                                            --------------------
                                                             Page 23 of 28 Pages
                                                            --------------------

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 99.1 Agreement and Power of Attorney
                  (incorporated by reference to Agreement and Power of Attorney included in Amendment No. 4 to Schedule 13D filed on May 23,
                  1996).

                  Exhibit 99.2 Agreement and Power of Attorney
                  (incorporated by reference to Agreement and Power of Attorney included in Amendment No. 3 to Schedule 13D filed on June 5,
                  1992).

                  Exhibit 99.3 Agreement and Power of Attorney
                  (incorporated by reference to Agreement and Power of Attorney included in Schedule 13D filed on January 13, 1987).

                  Exhibit 99.4 Agreement and Power of Attorney
                  (filed herewith).

                                                            --------------------
                                                             Page 24 of 28 Pages
                                                            --------------------

                                   Table 5(a)

                         BENEFICIAL OWNERSHIP OF SHARES
                AND PERCENTAGE OF COMMON STOCK AND CLASS B STOCK


-------------------------------------------------------------------------------------------------------------------------
                                Shares and Percent of Stock Beneficially Owned(1)
-------------------------------------------------------------------------------------------------------------------------
         Group Member               Common         % of Common        Class B        % of Class B     % of Common Stock
                                                      Stock                              Stock            Assuming
                                                                                                        Conversion of
                                                                                                     Class B Stock(2), (3)
-------------------------------------------------------------------------------------------------------------------------
Smith Family Group                      816,797        1.5              19,921,518       99.8               28.1
-------------------------------------------------------------------------------------------------------------------------
Richard A. Smith(4)                      22,085         *               11,644,391       58.3               18.0
-------------------------------------------------------------------------------------------------------------------------
Nancy L. Marks(5)                             0         *                9,719,858       48.7               15.5
-------------------------------------------------------------------------------------------------------------------------
Susan F. Smith(6)                        34,400         *                2,373,742       11.9                4.3
-------------------------------------------------------------------------------------------------------------------------

---------------------
* Less than .1%.

1 Certain shares included in the table above have been counted more than once because of certain rules of the Securities and Exchange Commission.

2 Each Share of Class B Stock is convertible at any time into one share of Common Stock.

3 Assumes conversion of beneficial owner's shares of Class B Stock and no other shares of Class B Stock.

4 The beneficial ownership figures for Richard A. Smith include 685 shares of Common Stock allocated to Mr. Smith's account under the Company's Employee Stock Ownership Plan ("ESOP"), 21,400 shares of Common Stock held by a charitable trust of which Richard Smith is a trustee, 9,914,871 shares of Class B Stock held by trusts of which Richard A. Smith is a trustee, 629,840 shares of Class B Stock held by Smith Management Company and 288,720 shares of Class B Stock held by Marian Realty Company. Richard A. Smith disclaims beneficial ownership of 21,400 shares of Common Stock and 6,826,127 shares of Class B Stock. This report shall not be deemed an admission that Richard A. Smith is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

5 The beneficial ownership figures for Nancy L. Marks include 7,641,818 shares of Class B Stock held by trusts of which Nancy L. Marks is a trustee and 288,720 shares of Class B Stock held by Marian Realty Company. Nancy L. Marks disclaims beneficial ownership of 4,553,074 of the shares of Class B Stock. This report shall not be deemed an admission that Nancy L. Marks is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

6 The beneficial ownership figures for Susan F. Smith include 34,400 shares of Common Stock held by charitable trusts of which Susan Smith is a trustee and 1,484,997 shares of Class B Stock held by trusts of which Susan F. Smith is a trustee. Susan F. Smith disclaims beneficial ownership of 34,400 shares of Common Stock and 1,006,067 shares of Class B Stock. This report shall not be deemed an admission that Susan F. Smith is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

                                                            --------------------
                                                             Page 25 of 28 Pages
                                                            --------------------

-------------------------------------------------------------------------------------------------------------------------
                                Shares and Percent of Stock Beneficially Owned (continued)
-------------------------------------------------------------------------------------------------------------------------
         Group Member               Common         % of Common        Class B        % of Class B     % of Common Stock
                                                      Stock                              Stock            Assuming
                                                                                                        Conversion of
                                                                                                        Class B Stock
-------------------------------------------------------------------------------------------------------------------------
Cathy J. Lurie                                0         *                    1,600         *                  *
-------------------------------------------------------------------------------------------------------------------------
Jeffrey R. Lurie(7)                      10,653         *                   66,570        .3                 .1
-------------------------------------------------------------------------------------------------------------------------
Amy Smith Berylson(8)                    13,000         *                  706,031        3.5                1.3

-------------------------------------------------------------------------------------------------------------------------
John G. Berylson(9)                      13,320         *                  983,048        4.9                1.8
-------------------------------------------------------------------------------------------------------------------------
Jennifer L. Berylson                          0         *                   22,190        .1                  *
-------------------------------------------------------------------------------------------------------------------------
Robert A. Smith(10)                     401,108        .7                  450,104        2.3                1.6
-------------------------------------------------------------------------------------------------------------------------
Dana A. Weiss(11)                        13,000         *                  903,774        4.5                1.7
-------------------------------------------------------------------------------------------------------------------------

-----------------------------
7 The beneficial ownership figures for Jeffrey R. Lurie include 10,640 shares of Common Stock held by Philadelphia Eagles, Inc. and 66,570 shares of Class B Stock held by Jeffrey R. Lurie as a guardian of the property of his children. Jeffrey R. Lurie disclaims beneficial ownership of 66,570 shares Class B Stock. This report shall not be deemed an admission that Jeffrey R. Lurie is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

8 The beneficial ownership figures for Amy Smith Berylson include 13,000 shares of Common Stock held by a charitable trust of which Amy Smith Berylson is a trustee, 538,875 shares of Class B Stock held by trusts of which Amy Smith Berylson is a trustee and 44,382 shares of Class B Stock held by Amy Smith Berylson as a guardian of the property of her children. Amy Smith Berylson disclaims beneficial ownership of 13,000 shares of Common Stock and 44,382 shares of Class B Stock. This report shall not be deemed an admission that Amy Smith Berylson is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

9 The beneficial ownership figures for John G. Berylson include 13,000 shares of Common Stock held by a charitable trust of which John G. Berylson is a trustee, 938,666 shares of Class B Stock held by trusts of which John G. Berylson is a trustee and 44,382 shares of Class B Stock held by John G. Berylson as a guardian of the property of his children. John G. Berylson disclaims beneficial ownership of 13,000 shares of Common Stock and 983,048 shares of Class B Stock. This report shall not be deemed an admission that John G. Berylson is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

10 The beneficial ownership figures for Robert A. Smith include 13,000 shares of Common Stock held by a charitable trust of which Robert A. Smith is a trustee, 244 shares of Common Stock allocated to Mr. Smith's account under the Company's Employee Stock Ownership Plan ("ESOP"), options to purchase 305,686 shares of Common Stock (without regard to vesting), 49,100 shares of restricted Common Stock and 442,438 shares of Class B Stock held by trusts of which Robert A. Smith is a trustee. Robert A. Smith disclaims beneficial ownership of 13,000 shares of Common Stock. This report shall not be deemed an admission that Robert
A. Smith is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

11 The beneficial ownership figures for Dana A. Weiss include 13,000 shares of Common Stock held by a charitable trust of which Dana A. Weiss is a trustee and 903,774 shares of Class B Stock held by trusts of which Dana A. Weiss is a trustee. Dana A. Weiss disclaims beneficial ownership of 13,000 shares of Common Stock and 903,774 shares of Class B Stock. This report shall not be deemed an admission that Dana A. Weiss is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

                                                            --------------------
                                                             Page 26 of 28 Pages
                                                            --------------------


-------------------------------------------------------------------------------------------------------------------------
                                  Shares and Percent of Stock Beneficially Owned (continued)
-------------------------------------------------------------------------------------------------------------------------
Group Member                        Common         % of Common        Class B        % of Class B     % of Common Stock
                                                      Stock                              Stock            Assuming
                                                                                                        Conversion of
                                                                                                        Class B Stock
-------------------------------------------------------------------------------------------------------------------------
Debra Smith Knez(12)                     13,000         *                  275,838        1.4                .5
-------------------------------------------------------------------------------------------------------------------------
Brian J. Knez(13)                       395,631        .7                  800,168        4.0                2.2
-------------------------------------------------------------------------------------------------------------------------
Mark D. Balk(14)                              0         *                2,986,729       15.0                5.3
-------------------------------------------------------------------------------------------------------------------------
Darline M. Lewis(15)                          0         *                  960,000        4.8                1.8
-------------------------------------------------------------------------------------------------------------------------
Smith Management Company                      0         *                  629,840        3.2                1.2
-------------------------------------------------------------------------------------------------------------------------
Marian Realty Company                         0         *                  288,720        1.4                .5
-------------------------------------------------------------------------------------------------------------------------

---------------------
12 The beneficial ownership figures for Debra Smith Knez include 13,000 shares of Common Stock held by a charitable trust of which Debra Smith Knez is a trustee and 260,633 shares of Class B Stock held by trusts of which Debra Smith Knez is a trustee. Debra Smith Knez disclaims beneficial ownership of 13,000 shares of Common Stock. This report shall not be deemed an admission that Debra Smith Knez is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

13 The beneficial ownership figures for Brian J. Knez include 13,000 shares of Common Stock held by a charitable trust of which Brian J. Knez is a trustee, 186 shares of Common Stock allocated to Mr. Knez's account under the Company's Employee Stock Ownership Plan ("ESOP"), options to purchase 313,605 shares of Common Stock (without regard to vesting), 49,100 shares of restricted Common Stock and 800,168 shares of Class B Stock held by trusts of which Brian J. Knez is a trustee. Brian J. Knez disclaims beneficial ownership of 13,000 shares of Common Stock and 800,168 shares of Class B Stock. This report shall not be deemed an admission that Brian J. Knez is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

14 The beneficial ownership figure for Mark D. Balk consists of shares of Class B Stock held by trusts of which Mark D. Balk is a trustee. Mark D. Balk disclaims beneficial ownership of 2,986,729 shares of Class B Stock. This report shall not be deemed an admission that Mark D. Balk is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

15 The beneficial ownership figure for Darline M. Lewis consists of shares of Class B Stock held by trusts of which Darline M. Lewis is a trustee. Darline M. Lewis disclaims beneficial ownership of 960,000 shares of Class B Stock. This report shall not be deemed an admission that Darline M. Lewis is the beneficial owner of the previously disclaimed shares for purposes of Section 13 or for any other purpose.

                                                            --------------------
                                                             Page 27 of 28 Pages
                                                            --------------------

                                   Table 5(b)

                      BENEFICIAL OWNERSHIP OF COMMON STOCK
            (assumes conversion of Class B Stock into Common Stock)
          (includes both Class B Stock and Common Stock; for breakdown of ownership, see Table 5(a))

                                                 SOLE          SHARED           SOLE           SHARED
                               BENEFICIAL       VOTING         VOTING        DISPOSITIVE     DISPOSITIVE
                                OWNERSHIP        POWER          POWER           POWER           POWER
                               ----------     ---------      ----------      -----------     -----------
Smith Family Group             20,738,315             0      20,738,315               0       20,738,315
Richard A. Smith               11,666,476     3,714,923       7,951,553          39,600       11,626,876
Nancy L. Marks                  9,719,858     2,269,320       7,450,538          78,550        9,641,308
Susan F. Smith                  2,408,142     1,728,745         679,397          45,616        2,362,526
Amy Smith Berylson                719,031       122,774         596,257         121,255          597,776
Robert A. Smith                   851,212       395,530         455,682         393,654          457,558
Debra Smith Knez                  288,838        15,205         273,633          12,256          276,582
Jeffrey R. Lurie                   77,223        77,223               0          10,653           66,570
Cathy J. Lurie                      1,600         1,600               0             600            1,000
John G. Berylson                  996,368           320         996,048             320          996,048
Dana A. Weiss                     916,744             0         916,744               0          916,744
Brian J. Knez                   1,195,799       382,445         813,354         382,445          813,354
Jennifer L. Berylson               22,190        22,190               0               0           22,190
Mark D. Balk                    2,986,729             0       2,986,729               0        2,986,729
Darline M. Lewis                  960,000             0         960,000               0          960,000
Smith Management Company          629,840             0         629,840               0          629,840
Marian Realty Company             288,720             0         288,720               0          288,720



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

                                                            --------------------
                                                             Page 28 of 28 Pages
                                                            --------------------



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 26, 2000



                                          /s/ Richard A. Smith
                                          --------------------------------------
                                          Richard A. Smith, individually and as
                                          attorney-in-fact for each of
                                          Nancy L. Marks,
                                          Susan F. Smith,
                                          Amy Smith Berylson,
                                          Robert A. Smith,
                                          Debra Smith Knez,
                                          Jeffrey R. Lurie,
                                          Cathy J. Lurie,
                                          John G. Berylson,
                                          Jennifer L. Berylson,
                                          Dana A. Weiss,
                                          Brian J. Knez,
                                          Mark D. Balk,
                                          Darline M. Lewis,
                                          Smith Management Company and
                                          Marian Realty Company


         ATTENTION: Intentional misstatements or omissions of fact constitute
                    Federal criminal violations (See 18 U.S.C. 1001).



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